UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2026

Lori Flees
President and Chief Executive Officer
Valvoline Inc.
100 Valvoline Way, Ste. 100
Lexington, KY 40509

Re: Valvoline Inc.
Form 10-K for the Fiscal Year ended September 30, 2025
Filed November 21, 2025
File No. 001-37884

Dear Lori Flees:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation